Exhibit 3.01

                             American Stock Exchange
                                86 Trinity Place
                            New York, New York 10006

Via Facsimile and Express Mail
------------------------------

March 7, 2005


Mr. Keith LeBlanc
President
Orion Healthcorp Inc.
10700 Richmond Ave., Suite 300
Houston, TX  770042

Dear Mr. LeBlanc:

A review of Orion Healthcorp Inc.'s ("Orion" or the "Company") Listing of Additional Shares application received December 7, 2004 (the "Application"),(1) indicates that it does not meet certain of the Exchange's continued listing standards as set forth in Part 7 of the AMEX Company Guide (the "Company Guide" ),(2) and the Company has therefore become subject to the procedures and requirements of Section 1009 of such guide.

Specifically, Orion is not in compliance with Sections 711 and 713 of the Company Guide. First, the Company issued more than 23% of its then-outstanding shares at a price less than the greater of book value and market value without shareholder approval, in violation of Section 713 of the Company Guide.(3)
Section 713 states, "[t]he Exchange will require shareholder approval...as a prerequisite to approval of applications to list additional shares to be issued in connection with a transaction involving the sale, issuance, or potential issuance by the company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock."

Second, the Company issued 136,000 shares to consultants without first obtaining shareholder approval, in violation of Section 711 of the Company Guide. Section 711 states, "[a]pproval of shareholders is required...with respect to the establishment of (or material amendment to) a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants, regardless of whether or not such authorization is required by law or by the company's charter..."

----------------
     1 The Application sought approval for a total of 23,258,140 shares. Staff did not approve the shares issued in connection with: (1) the March 2003 Unit offering; or the (2) 136,000 shares issued to consultants (pre-1:10 reverse stock split). See our letter dated December 14, 2004.
     2 The AMEX Company Guide may be accessed at www.amex.com.
     3 The shares were issued in a March 2003 Unit offering consisting of 3,258,540 shares and 1,692,270 shares underlying warrants.

Accordingly, the Company must contact myself at the phone number above or Ed Newhart at (212) 306-2436 by March 14, 2005 to confirm receipt of this letter, discuss any possible information of which the Exchange Staff may be unaware, and indicate whether or not it intends to submit a plan of compliance.

Furthermore, in order to maintain its AMEX listing, Orion must submit a plan by March 17, 2005 advising the Exchange of action it has taken, or will take, that would bring it into compliance with the continued listing standards and the timeframe to complete such an action, if applicable. The Listing Qualifications Department management will evaluate the plan, including any supporting documentation, and make a determination as to whether the Company has made a reasonable demonstration in the plan of an ability to regain compliance with the continued listing standards, in which case the plan will be accepted.

The Company must also issue a press release disclosing the fact that it has violated the continued listing standards of the AMEX and that its listing is being continued pursuant to an extension. The press release must be issued within five (5) business days from notification that the plan has been accepted.

Please be advised that, if the Company is not in compliance with the continued listing standards at the conclusion of its plan period, or does not make progress consistent with the plan during the plan period, the Exchange staff will initiate delisting proceedings as appropriate. If Orion does not submit a plan, or submits a plan that is not accepted, the Company may be subject to delisting proceedings. The Company may appeal a staff determination to initiate delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

Please be advised that this letter constitutes notice of a failure to satisfy a continued listing standard. The Company is therefore required to file a current report on Form 8-K pursuant to Item 3.01 of that Form within the requisite time periods. The Company must also issue a press release pursuant to Section 402 of the Company Guide, contemporaneously with the filing of the Form 8-K that discloses receipt of this letter and the fact that it is not in compliance with the specified provision of the AMEX continued listing standards.(4) Please note however, that satisfying these filing and publication requirements does not relieve the Company of its obligation to assess the materiality of this letter on an ongoing basis under the federal securities laws nor does it provide a safe harbor under the federal securities laws or otherwise. Accordingly, the Company should consult with securities counsel regarding disclosure and other obligations mandated by law.

This letter and any response may, until disclosed via the SEC filing and press release, constitute non-public information in accordance with federal securities laws, and you may wish to consult with your legal counsel about the Company's obligations in this regard. The only designated representatives at the Exchange with which this matter should be discussed are staff members of the Listing Qualifications and StockWatch Departments. Further, as I am sure you are aware, pursuant to Section 910 of the Company Guide, AMEX Specialists must be treated as members of the public, and accordingly, no non-public information should be discussed with or otherwise disclosed to the Company's specialist.

----------------
     4 This notice should be provided to the AMEX StockWatch Department (telephone: 212-306-8383; facsimile: 212-306-1488) and the Listing Qualifications Department (telephone: 212-306-1331; facsimile: 212-306-5359).

The AMEX remains hopeful that Orion will be able to maintain its listing. If you are in need of any assistance in this matter, please do not hesitate to contact myself at the above phone number or Ed Newhart at (212) 306-2436.

Sincerely,






cc: Diana Dodi